SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Rapidtron, Inc. (Name of Issuer)

Common Stock, $0.001 par value (Title of Class of Securities)

36110T 10 7 (CUSIP Number)

December 31, 2003 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

CUSIP NO. 36110T 10 7

1.	Name of reporting persons: A Mari Usque Ad Mare Ltd. I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the appropriate box if a member of a group

(a) [ ] (b) [ ]

3.	SEC use only

4.	Citizenship or place of organization: Nevis

Number of shares beneficially owned by each reporting person with

5.	Sole voting power: 1,800,000 shares of common stock (1)

6.	Shared voting power: 0

7.	Sole dispositive power: 1,800,000 shares of common stock (1)

8.	Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 1,800,000 shares of common stock (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares [ ]

11.	Percent of class represented by amount in Row 9: 9.0%(1)

12.	Type of reporting person: CO

(1)   A Mari Usque Ad Mare Ltd. acquired 900,000 units, each unit consisting of one share of common stock and one warrant exercisable to acquire one additional share, pursuant to the terms of a unit purchase agreement dated November 12, 2003. Includes 697,500 shares of common stock, 697,500 shares acquirable upon the exercise of warrants and 405,000 shares underlying units, consisting of shares and warrants, scheduled to be purchased on December 31, 2003 under the unit purchase agreement.

Item 1(a)	Name of issuer: Rapidtron, Inc., a Nevada corporation

Item 1(b).	Address of issuer's principal executive offices: 3151 Airway Avenue, Bldg. Q, Costa Mesa, CA 92626

Item 2(a).	Names of person filing: A Mari Usque Ad Mare Ltd.

Item 2(b).	Address of principal business office: Suite 4, Temple Building, Prince William & Main Street Charleston, Federation of St. Kits, Nevis

Item 2(c).	Citizenship: A Mari Usque Ad Mare Ltd. is a Nevis company

Item 2(d).	Title of class of securities: Shares of Common Stock, $0.001 par value

Item 2(e).	CUSIP No.: 36110T 10 7

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ]	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 1,800,000 shares of common stock (1)

(b)	Percent of class: 9.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,800,000 shares of common stock (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,800,000 shares of common stock (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004

A Mari Usque Ad Mare Ltd. Daniel MacMullin Signature Managing Director Name/Title